UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Interleukin Genetics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

458738101

(CUSIP Number)

Jonathan S. Groat

Delta Dental Plan of Michigan, Inc.

4100 Okemos Road

Okemos, MI 48864

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 458738101

1.	Name of Reporting Person. Delta Dental Plan of Michigan, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Michigan
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,928,961
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 10,928,961
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,928,961
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 8.9%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Calculated based on 122,140,718 shares of Interleukin Genetics, Inc.’s (the “Issuer”) common stock, par value $0.001 per share (“Common Stock”) outstanding on May 17, 2013.

Explanatory Note

This statement constitutes Amendment No. 1 to the Schedule 13D filed by Delta Dental Plan of Michigan, Inc. (“DDMI”) on July 9, 2012 related to the common stock, par value $0.001 per share (the “Common Stock”) of Interleukin Genetics, Inc. (the “Issuer”). Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 4 is hereby amended to add the following:

Item 4. Purpose of Transaction

On May 17, 2013, the Issuer entered into a Common Stock Purchase Agreement (the “Purchase Agreement”) with various accredited investors (the “Purchasers”), pursuant to which the Issuer sold securities to the Purchasers in a private placement transaction (the “Offering”). Immediately prior to the closing of the Offering, and in accordance with the terms of the Purchase Agreement, DDMI, the sole holder of the Issuer’s outstanding Series B convertible preferred stock, $0.001 par value per share (the “Series B Preferred Stock”), converted all of its outstanding shares of Series B Preferred Stock into 10,928,961 shares of Common Stock (the “Series B Conversion”).

The following paragraphs discuss the plans and proposals of DDMI which relate to or result in the matters enumerated in Item 4 of this Schedule 13D as of the date of this filing. No representation is made and no reference should be drawn from omission that such plans and proposals will not change or that new plans or proposals will not be developed in the future.

(d) Prior to the Offering, the Issuer’s Board of Directors consisted of six directors. DDMI, as the sole holder of the Series B Preferred Stock, had the right to appoint one member of the Issuer’s Board of Directors and appointed Goran Jurkovic as director. Under the terms of the Purchase Agreement, following the Offering the Issuer’s Board of Directors is to consist of seven directors. DDMI has the right to designate one of the seven directors. DDMI designated Mr. Jurkovic to serve as a director and, in accordance with the Issuer’s Bylaws, Mr. Jurkovic was appointed as a Class III director with a term ending at the Issuer’s 2015 annual meeting of stockholders. Mr. Jurkovic is also expected to be appointed to the Audit Committee.

(e) The Company converted all of its shares of Series B Preferred Stock to Common Stock on May 17, 2013. As a result, the dividend rights and liquidation preferences associated with the Series B Preferred Stock, as described under subparagraph (e) of this Item 4 in the Schedule 13D filed by DDMI on July 9, 2012, are no longer applicable to DDMI.

(g) See the response above in the introduction and subparagraphs (d) and (e) of this Item 4. Reference is also made to Exhibits 99.4 and 99.5 attached hereto, which are incorporated by reference into this Item 4.

Item 5 is hereby amended and restated in its entirety as follows:

Item 5. Interest in Securities of the Issuer

(a)	DDMI beneficially owns 10,928,961 shares of the Issuer’s Common Stock, which is 8.9% of the Issuer’s outstanding Common Stock.

(b)	DDMI has sole voting and dispositive power over 10,928,961 shares of Common Stock and no shared voting or dispositive power over any shares of Common Stock.

(c)	See Item 4 of this Schedule 13D, as amended.

(d)	None.

(e)	Not applicable.

Item 6 is hereby amended to add the following:

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

On May 17, 2013, the Issuer also entered into a Registration Rights Agreement with the Purchasers, DDMI and certain other stockholders of the Issuer (the “Registration Rights Agreement”), pursuant to which the Issuer is required to file a registration statement on Form S-1 within 45 days to cover the resale of, among other shares, the shares of Common Stock issued to DDMI upon the Series B Conversion. This Registration Rights Agreement supersedes and replaces in its entirety that certain Registration Rights Agreement, dated June 29, 2012, by and between the Issuer and DDMI and filed as Exhibit 99.3 to the Schedule 13D, which agreement was terminated as of May 17, 2013. The Registration Rights Agreement is attached as Exhibit 99.5 hereto and is incorporated by reference into this Item 6.

See also the response under Item 4 above.

Item 7 is hereby amended to add the following exhibits:

Item 7. Material to Be Filed as Exhibits

99.4	Common Stock Purchase Agreement, dated May 17, 2013, by and between the Issuer and the Purchasers (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on May 20, 2013).

99.5	Registration Rights Agreement, dated May 17, 2013, by and among the Issuer and the Purchasers, Pyxis Innovations Inc., DDMI and BTIG, LLC (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed on May 20, 2013).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 24, 2013	Delta Dental Plan of Michigan, Inc., a Michigan nonprofit corporation

	By:	/s/ Jonathan S. Groat
	Name:	Jonathan S. Groat
	Title:	Vice President and General Counsel

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).